UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2008                File No.    0-50824

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated September 4, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: September 4, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Appoints George Elliott Director

Vancouver, B.C – Sept. 4, 2008: Esperanza Silver Corporation (TSX.V: EPZ) is pleased to announce that George Elliott has agreed to join its Board of Directors.

Mr. Elliott brings to the company over 35 years of experience in legal and corporate affairs as well as broad mining knowledge. He served as Chairman and CEO of Titanium Corporation from 2000 to 2007. Earlier he was senior counsel at Gowling, Lafleur & Henderson, one of Canada’s leading diversified law firms. He also serves as Director of a number of other corporations including Gammon Gold Inc. Mr. Elliott’s extensive business and corporate finance know-how will bring considerable new strength to Esperanza’s Board. He will also serve as Chairman of the Audit Committee.

Bill Pincus, Esperanza’s President and CEO said, “George Elliott’s experience and guidance will be tremendous assets as Cerro Jumil in Mexico and San Luis in Peru – the company’s two principal development projects – move forward. On behalf of the Board I would like to welcome George to Esperanza.”

About Esperanza

Esperanza is an emerging precious-metals producer focused on advancing the development of its two principal properties: the San Luis high-grade gold and silver and base metal joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 17 other exploration interests in Peru and Mexico.

SAFE HARBOR:  Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the Cerro Jumil and San Luis properties, the ability to finance further exploration, to permit drilling and other exploration and development work, the availability of drill rigs, the ability to develop and finance any proposed mine, and the availability of equipment, supplies and personnel at economic rates to make the property viable at then prevailing metals prices.

 The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein.  Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.

Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility

 for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com